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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                          (Amendment No. -----------)


                               PERFICIENT, INC.
                               (Name of Issuer)

                         Common Stock, $.001 par value
                        (Title of Class of Securities)

                                   71375U101
                                (CUSIP Number)


                               January 31, 2000
            (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

               [   ]   Rule 13d-1(b)

               [ x ]   Rule 13d-1(c)

               [   ]   Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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                                 SCHEDULE 13G

CUSIP No.  71375U101


1. Names of Reporting Persons: Richard L. and F. Annette Scott Family Limited Partnership.

     IRS Identification No.:    61-127-2598

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]
                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization: Kentucky

NUMBER OF SHARES                    5.  Sole Voting Power: 125,000

BENEFICIALLY OWNED                  6.  Shared Voting Power: -0-

BY EACH REPORTING                   7.  Sole Dispositive Power: 125,000

PERSON WITH                         8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 125,000

10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

11.  Percent of Class Represented by Amount in Row (9): 3.2%

12.  Type of Reporting Person: PN

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                                 SCHEDULE 13G

CUSIP No.  71375U101


1.   Names of Reporting Persons: Frances Annette Scott Revocable Trust.

     IRS Identification No.:    ###-##-####

2.   Check the Appropriate Box if a Member of a Group  (a)   [ x ]

                                                       (b)   [   ]

3.   SEC USE ONLY

4.   Citizenship or Place of Organization: United States

NUMBER OF SHARES                    5.  Sole Voting Power: 125,000

BENEFICIALLY OWNED                  6.  Shared Voting Power: -0-

BY EACH REPORTING                   7.  Sole Dispositive Power: 125,000

PERSON WITH                         8.  Shared Dispositive Power: -0-

9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 125,000

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares: [  ]

11.  Percent of Class Represented by Amount in Row (9): 3.2%

12.  Type of Reporting Person: OO (Revocable Grantor Trust)

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Item 1(a).   Name of Issuer.

             Perficient, Inc.  (the "Issuer").

Item 1(b).   Address of Issuer's Principal Executive Offices.

             7600B North Capital of Texas Highway, Suite 220
             Austin, Texas 78731

Item 2(a).   Names of Persons Filing.

             Richard L. and F. Annette Scott Family Limited Partnership Frances Annette Scott Revocable Trust

Item 2(b).   Address of Principal Business Office or, if none, Residence.

             100 First Stamford Place, Suite 625
             Stamford, Connecticut 06902.

Item 2(c).   Citizenship.

             Richard L. and F. Annette Scott Family Limited Partnership is a Kentucky limited partnership. Frances Annette Scott Revocable Trust is domiciled in the United States.

Item 2(d).   Title of Class of Securities.

             Common Stock, $.001 par value ("Common Stock").

Item 2(e).   CUSIP Number.

             71375U101.

Item 3.      Status of Reporting Person.

             If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

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Item 4.      Ownership.

             (a)    Amount Beneficially Owned:

                    Richard L. and F. Annette Scott Family Limited Partnership directly holds 125,000 shares of the Common Stock. Frances Annette Scott Revocable Trust also directly holds 125,000 shares of the Common Stock. Thus, the Reporting Persons collectively hold 250,000 shares of the Common Stock.

             (b)    Percent of Class: 6.4%

             (c)    Number of Shares as to which the person has:

                    (i)     sole power to vote or to direct the vote: 250,000
                    (ii)    shared power to vote or to direct the vote: 0
                    (iii) sole power to dispose or to direct the disposition of: 250,000
                    (iv) shared power to dispose or to direct the disposition of: 0

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable.

Item 8.      Identification and Classification of Members of the Group.

             Not applicable.

Item 9.      Notice of Dissolution of Group.

             Not applicable.

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Item 10.     Certification.

             By signing below, each of the undersigned certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

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                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: February 7, 2000             RICHARD L. AND F. ANNETTE SCOTT
                                    FAMILY LIMITED PARTNERSHIP


                                    /s/ Richard L. Scott
                                    -------------------------------------------
                                    By: Richard L. Scott, General Partner



DATED: February 7, 2000

                                    /s/ F. Annette Scott
                                    -------------------------------------------
                                    By: Frances Annette Scott as Trustee of the
                                    Frances Annette Scott Revocable Trust u/t/a
                                    dated December 14, 1993, as amended on
                                    April 13, 1995 and February 2, 1998.